

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

March 20, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Alfred A. Plamann
Chief Executive Officer
Unified Western Grocers, Inc.
5200 Sheila Street
Commerce, CA 90040

> **Re:** **Unified Western Grocers, Inc**
> **Form 10-K, for the Fiscal Year Ended September 30, 2006**
> **Filed December 18, 2006**
> **File No. 000-10815**

Dear Mr. Plamann:

 We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, for the Fiscal Year Ended September 30, 2006

Report of Independent Registered Public Accounting Firm, page 47

1.   We note that the report filed by your independent registered public accounting
        firm is not properly signed as required by Rule 2-02(a)(2) of Regulation S-X.
        According to the proxy statement filed on January 10, 2007, Deloitte & Touche
        LLP continued to be your auditors for the fiscal year ended September 30, 2006.
        Please confirm with us that you have a signed audit report from Deloitte &
        Touche LLP for the fiscal year ended September 30, 2006. In future filings,
        please submit a signed copy of the report with your filings.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a letter that keys your response
to our comment and provides any requested information. Detailed letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your response to our comment. Please submit your response letter on EDGAR
as a correspondence file.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Milwood Hobbs, Staff Accountant at (202) 551- 3241 or me at (202) 551-3841 if you have any questions regarding the comment on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief